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                                                                    EXHIBIT 11.2

                           EDUCATIONAL MEDICAL, INC.

           COMPUTATION OF PRO FORMA SUPPLEMENTAL NET INCOME PER SHARE


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                                                                                      THREE MONTHS
                                                                     YEAR ENDED           ENDED
                                                                   MARCH 31, 1996     JUNE 30, 1996
                                                                   --------------     -------------
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Primary and fully diluted:
  Weighted average common stock and common stock equivalents
     outstanding during the period(3)............................     2,215,042          2,215,042
  Convertible preferred stock converted into common stock upon
     consummation of initial public offering(1)..................     1,705,082          1,705,082
  Exercise of common stock purchase warrants upon consummation of
     initial public offering(1)..................................     1,141,601          1,141,601
  Effect of common stock equivalents issued subsequent to August
     7, 1995 computed in accordance with the treasury stock
     method as required by the SEC(2)............................       126,538            126,538
                                                                     ----------         ----------
          Total..................................................     5,188,263          5,188,263
                                                                     ==========         ==========
Net income.......................................................    $   79,424        $    65,511
Plus: Reduction in interest expense from repayment of long-term
  notes payable, net of income taxes(3)..........................       473,593            124,630
                                                                     ----------         ----------
Pro forma supplemental net income................................    $  553,017        $   190,141
                                                                     ==========         ==========
Pro forma supplemental net income per share of common stock(3)...    $      .11        $       .04
                                                                     ==========         ==========
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(1) Pro forma supplemental net income per share reflects preferred stock automatically converted into Common Stock and warrants to be exercised upon consummation of the initial public offering as if such conversion and exercises had occurred at the beginning of the fiscal year.

(2) Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, Common Stock equivalents issued at prices below the assumed initial public offering price per share ("cheap stock") during the twelve month period immediately preceding the initial filing date of the Company's Registration Statement for its public offering have been included as outstanding for all periods presented prior to the initial public offering.

(3) Pro forma supplemental net income per share reflects the number of shares of Common Stock issued upon consummation of the initial public offering used to repay $4.8 million in current and long-term debt as if such issuance had occurred at the beginning of the period (or date of issuance of the notes payable, if later) and the related reduction in interest expense.